UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                     Central Tractor Farm & Country, Inc.
      ------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0001555601
                 ---------------------------------------------
                                (CUSIP Number)

                   Steven G. Segal, JWC Acquisition I, Inc.,
                     c/o J.W. Childs Equity Partners, L.P.
                    One Federal Street, Twenty-First Floor
                  Boston, Massachusetts 02110 (617) 753-1100
      ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 27, 1997
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                (Page 1 of 14)

                                 SCHEDULE 13D

CUSIP No. 0001555601                          Page   2   of   14   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JWC ACQUISITION I, INC.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|

                                                                    (b) |_|
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
       BK, AF, OO (see item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                            |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                7   SOLE VOTING POWER
                         0
  NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY             0
  OWNED BY
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING              0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                         0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          |_|

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0

 14    TYPE OF REPORTING PERSON*
             CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                         Page   3   of   14   Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CT HOLDING, INC.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        AF, OO (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

               7   SOLE VOTING POWER
                        100
 NUMBER OF
  SHARES       8   SHARED VOTING POWER
BENEFICIALLY            0
 OWNED BY
   EACH        9   SOLE DISPOSITIVE POWER
  PERSON                100
   WITH
              10   SHARED DISPOSITIVE POWER
                        0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              100

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100

  14   TYPE OF REPORTING PERSON*
              HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                         Page   4   of   14   Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JWC EQUITY FUNDING, INC.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        BK, AF, OO (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                 7   SOLE VOTING POWER
                          100
  NUMBER OF
   SHARE         8   SHARED VOTING POWER
BENEFICIALLY              0
  OWNED BY
    EACH         9   SOLE DISPOSITIVE POWER
   PERSON                 100
    WITH
                10   SHARED DISPOSITIVE POWER
                          0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               100

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100

  14     TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                         Page   5   of   14   Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               J.W. CHILDS EQUITY PARTNERS, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        BK, AF, OO (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                 7   SOLE VOTING POWER
  NUMBER OF              100
   SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY               0
    EACH
   PERSON        9   SOLE DISPOSITIVE POWER
    WITH                 100

                10   SHARED DISPOSITIVE POWER
                         0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               100

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100

  14     TYPE OF REPORTING PERSON*
               PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                         Page   6   of   14   Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               J.W. CHILDS ADVISORS, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                 7   SOLE VOTING POWER
 NUMBER OF              100
  SHARES
BENEFICIALLY     8   SHARED VOTING POWER
 OWNED BY               0
   EACH
  PERSON         9   SOLE DISPOSITIVE POWER
   WITH                 100

                10   SHARED DISPOSITIVE POWER
                        0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               100

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100

  14     TYPE OF REPORTING PERSON*
               PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                         Page   7   of   14   Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               J.W. CHILDS ASSOCIATES, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                          |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                 7   SOLE VOTING POWER
  NUMBER OF              100
   SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY               0
    EACH
   PERSON        9   SOLE DISPOSITIVE POWER
    WITH                 100

                10   SHARED DISPOSITIVE POWER
                         0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               100

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100

  14     TYPE OF REPORTING PERSON*
               PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D

CUSIP No. 0001555601                         Page   8   of   14   Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               J.W. CHILDS ASSOCIATES, INC.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                    (b) |_|
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        OO (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                 7   SOLE VOTING POWER
  NUMBER OF              100
   SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY               0
    EACH
   PERSON        9   SOLE DISPOSITIVE POWER
    WITH                 100

                 10  SHARED DISPOSITIVE POWER
                         0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               100

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               100

  14     TYPE OF REPORTING PERSON*
               CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                   Page 9 of 14 Pages

          The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Issuer Common Stock") of Central

Tractor Farm & Country, Inc., a Delaware corporation (the "Issuer") as previously filed on December 9, 1996, as amended on December 27, 1996, and as further amended on January 7, 1997, by the Reporting Persons consisting of

JWC Acquisition I, Inc. ("Acquiror"), CT Holding, Inc. ("Acquiror Parent",

formerly JWC Holdings I, Inc.), JWC Equity Funding, Inc. ("JWC Funding"),

J.W. Childs Equity Partners, L.P. ("Childs"), J.W. Childs Advisors L.P. ("JWC

Advisors"), J.W. Childs Associates, L.P. ("Associates L.P."), and J.W. Childs

Associates, Inc. ("Associates Inc."), is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.



Item 2.  Identity and Background.

          As a result of the transactions more fully detailed in Item 4 herein, as amended, Acquiror was merged out of existence, ceased to be the beneficial owner of more than five percent of Issuer Common Stock, and thus ceased to be a Reporting Person.



Item 3.  Source and Amount of Funds or Other Consideration.

          Acquiror, Acquiror Parent, Childs and Issuer entered into the

Merger Agreement pursuant to which Acquiror merged with and into the Issuer and each share of common stock of the Issuer (other than treasury shares,

dissenting shares and shares held by Acquiror or its affiliates), by virtue of the Merger, were converted into the right to receive $14.25

                                                   Page 10 of 14 Pages

per share (the "Merger Consideration").  Simultaneously with the Merger, the

Issuer consummated an offering (the "Offering") of $105,000,000 of 10 5/8%

Senior Notes due 2007 (the "Senior Notes"), the net proceeds of which were used (i) to pay the Merger Consideration equal to approximately $51.8 million, (ii) refinance the Issuer's interim margin loan facility with

NationsBank, N.A. ("NationsBank") as Administrative Agent and Fleet National

Bank ("Fleet") as Co-Agent in the amount of approximately $35.9 million,

(iii) repay the Issuer's new credit facility with Fleet as Administrative

Agent and NationsBank as Co-Agent in the amount of approximately $6.7 million and (iv) to pay certain fees and expenses incurred in connection with the

Merger and the Offering of approximately $10.6 million.

          The preceding summary of certain provisions of the Offering is not intended to be complete and is qualified in its entirety by reference to the full texts of the Underwriting Agreement and Indenture relating to the Senior

Notes, forms of which are filed as Exhibits 1 and 4.4 to the Issuer's

Registration Statement on Form S-1 (File #333-19613) originally filed on

January 10, 1997 and incorporated herein by reference.



Item 4.  Purpose of Transaction.

          As previously reported in the Reporting Persons' Schedule 13D,

Acquiror, Acquiror Parent, Childs and the Issuer entered into an Agreement and Plan of Merger dated as of November 27, 1996, providing for the merger of

Acquiror with and into the Issuer, whereupon the separate existence of

Acquiror would cease and the Issuer would continue as the surviving corporation.

                                                   Page 11 of 14 Pages

          The Merger and the transactions contemplated thereby were

consummated on March 27, 1997, at which time (A) Acquiror merged with and into the Issuer and Acquiror Parent became the owner of 100% of Issuer Common

Stock.

          Concurrent with the Merger, the certificate of incorporation of

Acquiror, as in effect immediately prior to the Merger, became the certificate of incorporation of the Issuer and the bylaws of Acquiror as in effect at the effective time of the Merger became the bylaws of the Issuer.

          Following the Merger, the Issuer Common Stock was delisted from the

NASDAQ National Market System.



Item 5.  Interest in Securities of the Issuer.

          As a result of the Merger and the transactions consummated in connection therewith, all of the Company's outstanding common stock is currently directly owned by Acquiror Parent.  On a fully diluted basis,

immediately after giving effect to the Merger, Acquiror Parent was owned approximately 85% by Childs and its affiliates, approximately 7% by affiliates of Fleet and approximately 8% by pre-merger members of the Company management.



Item 7.  Material to be Filed as Exhibits.

          10.  Form of Underwriting Agreement, filed as exhibit 1 to the

Issuer's Registration Statement on Form S-1 (File #333-19613) originally filed on January 10, 1997 and incorporated herein by reference.

                                                   Page 12 of 14 Pages

          11.  Form of Indenture, filed as exhibit 4.4 to the Issuer's

Registration Statement on Form S-1 (File #333-19613) originally filed on

January 10, 1997 and incorporated herein by reference.

                                                   Page 13 of 14 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         JWC ACQUISITION I, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President


                                         CT HOLDING, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President



                                         JWC EQUITY FUNDING, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President
                                         J.W. CHILDS EQUITY PARTNERS, L.P.

                                         By: J.W. CHILDS ADVISORS, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President

                                                   Page 14 of 14 Pages

                                         J.W. CHILDS ADVISORS, L.P.,

                                         By: J.W. CHILDS ASSOCIATES, L.P.,
                                              its general partner

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President


                                         J.W. CHILDS ASSOCIATES, L.P.,

                                         By: J.W. CHILDS ASSOCIATES, INC.,
                                              its general partner



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President


                                         J.W. CHILDS ASSOCIATES, INC.



                                         By:  /s/ Adam L. Suttin
                                           Name:  Adam L. Suttin
                                           Title: Vice President

DATED:  April 3, 1997

                                                       Page 15 of 15 Pages


                                      INDEX TO EXHIBITS



Exhibit Number       Description of Exhibits

    10. Form of Underwriting Agreement, filed as exhibit 1 to the Issuer's Registration Statement on Form S-1 (File #333-19613) originally filed on January 10, 1997 and incorporated herein by reference.

    11. Form of Indenture, filed as exhibit 4.4 to the Issuer's Registration Statement on Form S-1 (File #333-19613) originally filed on January 10, 1997 and incorporated herein by reference.